Exhibit 1.1

Characteristics of GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This document, for which the directors of TOM Online Inc. (stock code: 8282) collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to TOM Online Inc. The directors of TOM Online Inc., having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this document is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this document misleading; and (iii) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

As at the date of this document, Mr. Frank Sixt (Chairman of TOM Online Inc.), Mr. Sing Wang (Vice Chairman of TOM Online Inc.) and Ms. Tommei Tong are non-executive Directors; Mrs. Susan Chow is an alternate Director to Mr. Frank Sixt; Mr. Wang Lei Lei, Mr. Xu Zhiming, Mr. Peter Schloss, Mr. Wu Yun, Ms. Elaine Feng and Mr. Fan Tai are executive Directors; Mr. Ma Wei Hua and Mr. Gordon Kwong are independent non-executive Directors.

Definitions

“Associates”	means the same definition as described under the GEM Listing Rules

“Citigroup”	means Citigroup Global Markets Asia Limited

“CKH”	means Cheung Kong (Holdings) Limited

“Cranwood”	means Cranwood Company Limited

“Director(s)”	means the director(s) of the Company

“GEM”	means the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	means the Rules Governing the Listing of Securities on the GEM

“HWL”	means Hutchison Whampoa Limited

“Lei Ting Wan Jun”	means Beijing Lei Ting Wan Jun Network Technology Limited

“LTWJi”	means Beijing Leitingwuji Network Technology Company Limited

“Morgan Stanley”	means Morgan Stanley Dean Witter Asia Limited

“Nasdaq”	means the NASDAQ National Market in the United States

“PRC”	means the People's Republic of China

“Pre-IPO Share Option Plan”	means the Pre-IPO Share Option Plan adopted by the Company on February 12, 2004

“SFO”	means the Securities and Futures Ordinance, Chapter 571 of the laws of Hong Kong

“Share Option Scheme”	means the share option scheme adopted by the Company on February 12, 2004

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“TOM Group”	means TOM Group Limited

Chairman's Statement

I am pleased to announce the results of TOM Online Inc. (the “Company”) and its subsidiaries (collectively referred to as the “Group”) for the first quarter ended March 31, 2004.

This quarter has been a rewarding and encouraging period for us, marked by the successful listing of our shares on Hong Kong's Growth Enterprise Market and Nasdaq in the United States. Besides being a milestone in the development of our Company, the listing provides us with a strong financial base to underpin our day-to-day operations and allows us to embark on an expansion of our business to further solidify our position as a leading Mobile Internet company in China.

The quarter under review saw another period of growth; delivering double-digit percentage increases in both revenue and net income. Growth in Wireless Value-Added Services (“WVAS”) was the main contributor, spurred on by significant growth in both our 2.5G products and services and our Interactive Voice Response (“IVR”) services. We also experienced robust demand for online advertising, as we were able to leverage the popularity of our Internet Portal and increased recognition of the Tom.com brand. In addition to the growth in revenue and profit attributable to our shareholders, we continue to improve both our gross profit margin and net income margin as we enjoy the benefits of scale and our focus on our bottom-line.

Key first quarter achievementsa include:

•	Revenues for the quarter grew by 14% from last quarter's pro forma results to US$26.0 million

•	Wireless Value-Added Services revenue totaled US$23.8 million for the quarter, representing an increase of 25% from last quarter's pro forma results

•	Online Advertising revenue for the quarter grew by 104% from last quarter's pro forma results to US$1.2 million

•	Gross profit margins and net income margins for the quarter continued to improve, reaching 52% and 32% respectively, compared with 51% and 31% respectively for the previous quarter's pro forma gross profit margin and net income margin

•	EBITDA[b] increased by 15% from last quarter's pro forma EBITDA to US$10.6 million

•	Net income increased by 17% from last quarter's pro forma net income to US$8.4 million

Financial Highlights

	For the three months ended

	March 31, 2003	December 31, 2003	March 31, 2004

	Pro Forma	Pro Forma	Historical

	(in thousands of U.S. dollars)

Wireless Value-Added Services	9,113	19,063	23,836
Online Advertising	176	599	1,222
Commercial Enterprise Solutions	3,723	3,087	830
Internet access	1,055	56	68

Total Revenues	14,067	22,805	25,956

Financial Performance — Comparison of First Quarter 2004 with Pro Forma Data First Quarter 2003 and Fourth Quarter 2003

Our unaudited consolidated revenue for the three months ended March 31, 2004 was US$26.0 million, an increase of 85% over the same period in 2003 and 14% quarter on quarter, reflecting the solid foundation of the Company's sustainable and diversified business and product portfolio.

Wireless Value-Added Services revenue was US$23.8 million, representing an increase of 162% from the same period in 2003 and an increase of 25% quarter on quarter.

EBITDA for the first quarter of 2004 was US$10.6 million, an increase of 303% from the same period in 2003 and 15% from the fourth quarter of 2003.

Online Advertising revenue was US$1.2 million, representing a 594% increase from the same period in 2003 and a 104% increase quarter on quarter.

a Discussion of pro forma data for 2003 versus historical data for 2003 — Our historical financial data reflects the effects of our reorganization from September 26, 2003, and the effects of our acquisition of our IVR business from November 19, 2003. Our pro forma financial data for 2003 was presented in order to give pro forma effect to our reorganization, as if the reorganization occurred on January 1, 2003 and the acquisition of our IVR business occurred on January 1, 2003. As a result, our pro forma financial information for 2003 includes the financial information of the nine companies that are part of our Company following our reorganization, but excludes the six companies that were included in our historical financial information up until September 26, 2003, but are no longer part of our Company following our reorganization. For these reasons, the management of TOM Online believes that for comparison purposes, a comparison of our financial information for the three months ended March 31, 2004 with the same period for 2003 and the fourth quarter of 2003 is more appropriate and relevant using our pro forma financial data for 2003 instead of our historical financial data. Details of the pro forma adjustments and the underlying assumptions and basis of preparation can be found in Appendix III set forth in the Global Offering Prospectus dated March 2, 2004.

b EBITDA refers to earnings before interest, tax, depreciation and amortization. A summary of reconciliation from GAAP Income from operations to EBITDA is presented under note 7 to the unaudited financial information.

Operating expenses for the first quarter of 2004 were US$5.1 million, an increase of 12% from the same period in 2003 and 11% quarter on quarter. Operating expenses as a percentage of total revenues were 20%, compared to 33% of total revenues for the same period in 2003 and 20% in the fourth quarter of 2003.

Our gross profit margin increased to 52% in the first quarter of 2004, compared to 38% for the same period in 2003 and 51% for the fourth quarter of 2003.

Net income for the first quarter was US$8.4 million, representing an increase of 1,269% from the same period in 2003 and an increase of 17% quarter on quarter. Our net income margin increased to 32% for the first quarter compared to 4% for the same period in 2003 and 31% in the fourth quarter of 2003. Net income before amortization of intangibles was US$9.6 million for the first quarter of 2004. US GAAP basic earnings per ordinary share were US$0.003 for the quarter. US GAAP basic earnings per American Depository Share were US$0.22 for the quarter.

Our net cash balance was US$205.4 million for the first quarter compared to US$22.6 million for the fourth quarter of 2003. Cash flow from operating activities was US$6.4 million for the first quarter 2004, an increase of 3% from the fourth quarter of 2003.

Business review — Comparison of First Quarter 2004 with pro forma data First Quarter 2003 and Fourth Quarter 2003

Wireless Value-Added Services

WVAS revenue totaled US$23.8 million for the first quarter of 2004, representing an increase of 162% from the same period in 2003 and 25% from fourth quarter of 2003. WVAS revenue accounted for 92% of our total revenues in the first quarter of 2004, compared to 65% in the same period in 2003 and 84% in the fourth quarter of 2003.

Wireless Value-Added Data Services revenue, or revenue derived primarily from Short Messaging Services (“SMS”), Multimedia Messaging Services (“MMS”) and Wireless Access Protocol Services (“WAP”) totaled US$18.1 million, accounting for 76% of total WVAS revenues, compared to 96% from the same period in 2003 and 81% quarter on quarter. Within our Wireless Data Service product portfolio, our 2.5G products enjoyed significant growth during the first quarter of 2004.

Wireless Value-Added Voice Services revenue, or revenue derived primarily from Interactive Voice Response Services (“IVR”) totaled US$5.7 million, accounting for 24% of total WVAS revenues compared to 4% from the same period in 2003 and 19% in the fourth quarter of 2003. IVR is now one of our fastest growing businesses among our Wireless Value-Added Services product portfolio.

The expansion of our local sales network is one of the reasons for our double-digit growth in Wireless Value-Added Services revenue. Throughout the first quarter we have expanded our presence and penetration in second and third-tier cities in China to promote the usage of our Wireless Value-Added Services. We now cover more than 156 cities in 29 provinces throughout China. We are also well positioned to exploit non-PC based distribution channels for our WVAS products and services throughout China via our alliances with leading international mobile handset manufacturers, such as Motorola and Nokia, and leading domestic brands such as Bird and TCL.

During the first quarter we continued to establish content partnerships and alliances to enhance our WVAS offerings. Recently, we secured an exclusive agreement with the China Film Group Corporation to deliver wireless products and services in connection with their distribution of the blockbuster film “Lord of the Rings — Return of the King” in China. EMI Music has also been added to the list of alliance partners for our wireless product offerings. Additionally, through our exclusive agreement with the China Meteorological Administration, our customers will be able to receive updated weather forecasts, locally and globally, as part of our wireless product offerings.

Online Advertising

Online advertising has seen robust growth despite the traditional slow season that is typical of the first quarter. Online advertising revenue has grown by 104% quarter on quarter to US$1.2 million and 594% from the same period in 2003. The success of our WVAS platform has attracted advertisers from the telecommunications industry and consumer electronics industry. These advertisers include the leading telecommunications carriers, handset producers and consumer electronics manufacturers. We concluded the first quarter with a record high number of advertisers. Meanwhile, we opened a sales office in Shanghai to expand our geographic coverage in eastern China and also expanded our marketing efforts. In March, to solidify our leadership position and strong brand recognition amongst the young and trendy demographic group in China, we named Greater China pop singer Wang Lee Hom as our image ambassador and launched an advertising campaign in Beijing, Shanghai and Guangzhou.

Commercial Enterprise Solutions

Commercial Enterprise Solutions revenue totaled US$0.8 million in the first quarter of 2004 and representing 3% of our total revenues compared to 26% and 14% of our total revenues for the same period in 2003 and the fourth quarter of 2003 respectively. We will continue to de-emphasize Commercial Enterprise Solutions due to its low margins and project based nature but, will be opportunistic, and evaluate corporate Wireless Value-Added Services projects on a case-by-case basis.

Business Outlook

The double-digit growth of our Wireless Value-Added Services, on both the top and bottom-line, demonstrates our leading position in the WVAS market. The performance of our 2.5G product mix and our IVR business underscores this point. As part of our growth plan for our Wireless Value-Added Services, we will expand our sales team to further develop our non-PC based distribution channels for our Wireless Value-Added Services. We have also enhanced our content portfolio through partnerships with premier content providers and will continue to do so.

Our Portal continues to gain momentum with increased traffic and the launch of new products and channels. Following our launch of TOM Show, an Avatar game with original source code from Korea, our community-based offerings have been further expanded. Through alliances with premium content providers, we have plans to launch several new products in the coming months. These Portal related efforts have been recognized by advertisers and are reflected in the increase of our Online Advertising revenue.

The Company estimates that its total revenues for the second quarter of 2004 to be between US$29 million and US$30 million, with our Wireless Value-Added Services revenue for the second quarter of 2004 to be between US$27 million and US$28 million, and Online advertising services revenue is estimated to be between US$1.4 million and US$1.6 million for the second quarter of 2004.

I am proud that the Company has delivered these good results in its first quarter since its listing, and I am confident that the Company is firmly on track to achieve its financial targets for the year.

Frank Sixt
Chairman

Hong Kong, April 29, 2004

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of	As of
	December 31,	March 31,
	2003	2004

	(in thousands of U.S. dollars)
ASSETS
Current assets:
Cash and cash equivalents	22,636	205,353
Accounts receivables, net	14,689	17,199
Deferred cost	15,000	—
Prepayments	1,405	2,365
Deposits and other receivables	935	885
Due from related parties	124	110
Inventories	29	167

Total current assets	54,818	226,079
Long-term prepayment & deposit	565	520
Property and equipment, net	7,094	7,199
Deferred tax assets	274	274
Goodwill, net	214	214
Intangibles, net	4,411	3,151

Total assets	67,376	237,437

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,241	3,135
Other payables and accruals	22,195	16,071
Income tax payable	401	403
Deferred revenue	414	391
Consideration payable	6,580	6,580

Total current liabilities	32,831	26,580
Due to related parties	19,983	20,097

Total liabilities	52,814	46,677
Minority interests	152	195

	52,966	46,872
Shareholders’ equity:
Share capital	3,590	4,872
Paid-in capital	75,551	242,061
Accumulated other comprehensive loss	(55)	(55)
Accumulated deficit	(64,676)	(56,313)

Total shareholders’ equity	14,410	190,565

Total liabilities & shareholders’ equity	67,376	237,437

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended

		March 31,	December 31,	March 31,
		2003	2003	2004

	Notes	Pro forma	Pro forma	Historical

		(in thousands of U.S. dollars)
Revenues:
Wireless Value-Added services		9,113	19,063	23,836
Advertising		176	599	1,222
Commercial enterprise solutions		3,723	3,087	830
Internet access		1,055	56	68

Total revenues		14,067	22,805	25,956
Cost of revenues:
Cost of goods sold		(3,132)	(2,344)	(667)
Cost of services		(5,611)	(8,749)	(11,796)

Total cost of revenues		(8,743)	(11,093)	(12,463)

Gross profit		5,324	11,712	13,493

Operating expenses:
Selling and marketing expenses		(562)	(1,292)	(1,510)
General and administrative expenses		(2,586)	(1,871)	(2,123)
Product development expenses		(165)	(173)	(206)
Amortization of intangibles		(1,260)	(1,260)	(1,260)

Total operating expenses		(4,573)	(4,596)	(5,099)

Income from operations		751	7,116	8,394
Other (expenses)/income:
Net interest (expenses)/income		(95)	(1)	15

Income before tax		656	7,115	8,409
Income tax (expenses)/credit		(43)	100	(3)

Income after tax		613	7,215	8,406
Minority interests		(2)	(53)	(43)

Net income attributable to shareholders		611	7,162	8,363

EBITDA	7	2,621	9,204	10,567

	Notes	For the three months ended

		March 31,	December 31,	March 31,
		2003	2003	2004

		Historical	Historical	Historical

		(in thousands of U.S. dollars)

Revenues:
Wireless Value-Added services		8,759	17,564	23,836
Advertising		1,268	599	1,222
Commercial enterprise solutions		3,757	3,087	830
Internet access		1,055	56	68

Total revenues		14,839	21,306	25,956
Cost of revenues:
Cost of goods sold		(3,132)	(2,344)	(667)
Cost of services		(6,504)	(8,391)	(11,796)

Total cost of revenues		(9,636)	(10,735)	(12,463)

Gross profit		5,203	10,571	13,493

Operating expenses:
Selling and marketing expenses		(531)	(1,084)	(1,510)
General and administrative expenses		(2,621)	(1,824)	(2,123)
Product development expenses		(165)	(173)	(206)
Amortization of intangibles		—	(629)	(1,260)

Total operating expenses		(3,317)	(3,710)	(5,099)

Income from operations		1,886	6,861	8,394
Other (expenses)/income:
Net interest (expenses)/income		(113)	(5)	15

Income before tax		1,773	6,856	8,409
Income tax (expenses)/credit	2	(8)	100	(3)

Income after tax		1,765	6,956	8,406
Minority interests		(2)	(53)	(43)

Net income attributable to shareholders		1,763	6,903	8,363

EBITDA	7	2,532	8,291	10,567

Earnings per share
— basic (U.S. dollars)	3	0.0006	0.002	0.003

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended

	March 31,	December 31,	March 31,
	2003	2003	2004

	(in thousands of U.S. dollars)

Cash flow from operating activities
Net income	1,763	6,903	8,363
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	—	629	1,260
Allowance for doubtful accounts	1,004	59	(5)
Depreciation	646	801	913
Deferred income tax	—	(274)	—
Interest on advances from TOM Group and its subsidiaries	116	63	—
Corporate expenses recharged by TOM Group	256	—	—
Loss on disposal of property and equipment	—	106	—
Minority interests	2	53	43
Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(2,733)	(1,769)	(2,505)
Prepayments	(152)	(827)	(960)
Deposits and other receivables	(301)	(301)	50
Due from related parties	(205)	421	14
Inventories	414	(3)	(138)
Long-term prepayment and deposits	(261)	(242)	45
Accounts payable	847	153	(106)
Other payables and accruals	79	(679)	(497)
Income tax payable	1	2	2
Deferred revenue	(1,203)	317	(23)
Due to related parties	457	826	(22)

Net cash provided by operating activities	730	6,238	6,434

Cash flow from investing activities
Payments for purchase of property and equipment	(613)	(643)	(1,012)
Net cash acquired from acquisition of subsidiaries	—	3,721	—

Net cash (used in)/provided by investing activities	(613)	3,078	(1,012)

Cash flow from financing activities:
Issue of Ordinary shares, net of expenses	—	—	177,295

Net cash provided by financing activities	—	—	177,295

Net increase in cash and cash equivalents	117	9,316	182,717
Cash and cash equivalents, beginning of period	6,752	13,320	22,636

Cash and cash equivalents, end of period	6,869	22,636	205,353

Unaudited Consolidated Statements of Cash Flows (cont'd)

	For the three months ended

	March 31,	December 31,	March 31,
	2003	2003	2004

	(in thousands of U.S. dollars)
Supplemental disclosures of cash flow information
Cash (paid)/received during the period:
Cash paid for income taxes	(6)	—	—
Bank interest	3	57	108
Non-cash activities:
Property and equipment transferred from TOM Group	—	—	7
Property and equipment transferred to subsidiaries of TOM Group	—	292	—
Contribution from shareholders	372	63	—
Outstanding payment for listing expenses	—	15,000	9,503

NOTES TO UNAUDITED FINANCIAL INFORMATION

1.	Basis of preparation of the accounts

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). A reconciliation summary of the principal differences between the US GAAP and accounting principles generally accepted in Hong Kong (“HK GAAP”) is also presented under note 6.

2.	Taxation

PRC profits tax has been provided at the rate of 7.5% (2003: 0%) on the estimated assessable profit for one of our wholly-owned subsidiaries for the first quarter of 2004. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged/(credited) to the consolidated statements of operations represents:

	Three months ended

	March 31, 2003	December 31, 2003	March 31, 2004

	(in thousands of U.S. dollars)
PRC profits tax	8	(100)	3

3.	Earnings per share

The basic earnings per share is based on the net income attributable to shareholders of US$8,363,000 (March 31, 2003: US$1,763,000 and December 31, 2003: US$6,903,000) and the weighted average number of 3,030,769,231 (March 31, 2003 and December 31, 2003: 2,800,000,000) ordinary shares in issue during the period.

4.	Dividends

No dividend had been paid or declared by the Company during the period (2003: US$Nil).

5.	Movement of reserves

	Additional paid-	Accumulated other	Accumulated
	in capital	comprehensive loss	deficit	Total

	(in thousands of U.S. dollars)
At January 1, 2003	93,184	(55)	(106,183)	(13,054)
Contribution from shareholders	372	—	—	372
Net income for the period	—	—	1,763	1,763

At March 31, 2003	93,556	(55)	(104,420)	(10,919)

	Additional paid-	Accumulated other	Accumulated
	in capital	comprehensive loss	deficit	Total

	(in thousands of U.S. dollars)

At January 1, 2004	75,551	(55)	(64,676)	10,820
Issuance of shares pursuant to Initial Public Offering	192,528	—	—	192,528
Share issuing expenses	(26,018)	—	—	(26,018)
Net income for the period	—	—	8,363	8,363

At March 31, 2004	242,061	(55)	(56,313)	185,693

Certain subsidiaries of the Group are required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People's Republic of China (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the entities' registered capital. Appropriations to the statutory public welfare fund are at 5% to 10% of the after-tax net income determined in accordance with the PRC GAAP. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors.

For the quarter ended March 31, 2004, one legal entity appropriated US$3,448,000 to the reserve funds based on its net income under the PRC GAAP for year of 2003. The accumulated appropriated amount is US$4,041,000 by the end of March 31, 2004. An additional US$4,450,000 was appropriated to the reserve funds for specific tax holiday benefits as required by local tax regulations. The accumulated appropriated amount is US$5,409,000 by the end of March 31, 2004.

6.	Summary of principal differences between US GAAP and HK GAAP

	For the three months ended

	March 31	December 31,	March 31,
	2003	2003	2004

	(in thousands of U.S. dollars)

Net income attributable to shareholders under US GAAP	1,763	6,903	8,363
Reconciliation adjustments, net of tax:
Allocations of expenses from TOM Group	256	—	—
Imputed interest charge	116	63	—
Amortization of goodwill	—	—	(3)
Reversal of amortization of intangibles	—	629	1,260

Net income attributable to shareholders under HK GAAP	2,135	7,595	9,620

	As of

	December 31,	March 31,
	2003	2004

	(in thousands of U.S. dollars)

Total assets under US GAAP	67,376	237,437
Reconciliation adjustments, net of tax:
Amortization of goodwill	—	(3)
Adjustment of intangibles, net	(4,411)	(3,151)
Recognition of negative goodwill arising from the acquisition of the Puccini Group	(1,540)	(1,540)

Total assets under HK GAAP	61,425	232,743

	As of

	December 31,	March 31,
	2003	2004

	(in thousands of U.S. dollars)

Net assets under US GAAP	14,410	190,565
Reconciliation adjustments, net of tax:
Amortization of goodwill	—	(3)
Reversal of amortization of intangibles	629	1,889

Net assets under HK GAAP	15,039	192,451

7.	Reconciliation from GAAP income from operations to EBITDA

	For the three months ended

	March 31,	December 31,	March 31,
	2003	2003	2004

	Pro forma	Pro forma	Historical

	(in thousands of U.S. dollars)

Income from operations	751	7,116	8,394
Depreciation	610	828	913
Amortization of intangibles	1,260	1,260	1,260

EBITDA	2,621	9,204	10,567

	For the three months ended

	March 31,	December 31,	March 31,
	2003	2003	2004

	Historical	Historical	Historical

	(in thousands of U.S. dollars)

Income from operations	1,886	6,861	8,394
Depreciation	646	801	913
Amortization of intangibles	—	629	1,260

EBITDA	2,532	8,291	10,567

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at March 31, 2004, the interests or short positions of the Directors in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to Rule 5.46 of the GEM Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:

(a)	Long positions in shares of the Company

Number of shares of the Company

Name of Director	Capacity	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Approximate percentage of shareholding

Sing Wang (Note)	Interest of a controlled corporation	—	—	83,142	—	83,142	0.002%

Note:
By virtue of the SFO, Mr. Sing Wang is deemed to be interested in 83,142 shares of the Company held by Amerinvest Technology Associates I Limited, which is wholly-owned by him.

(b)	Rights to acquire shares of the Company

Pursuant to the Pre-IPO Share Option Plan, certain Directors were granted share options to subscribe for the shares of the Company, details of which as at March 31, 2004 were as follows:

Name of Directors	Date of grant	Number of share options outstanding as at March 31, 2004	Option period	Subscription price per share of the Company

				HK$

Wang Lei Lei	16/2/2004	165,000,000	16/2/2004–15/2/2014	1.50
Xu Zhiming	16/2/2004	7,500,000	16/2/2004–15/2/2014	1.50
Peter Schloss	16/2/2004	10,000,000	16/2/2004–15/2/2014	1.50
Wu Yun	16/2/2004	7,500,000	16/2/2004–15/2/2014	1.50
Elaine Feng	16/2/2004	10,000,000	16/2/2004–15/2/2014	1.50
Fan Tai	16/2/2004	10,000,000	16/2/2004–15/2/2014	1.50

Save as disclosed above, during the three months ended March 31, 2004, none of the Directors or their Associates was granted options to subscribe for shares of the Company, nor had exercised such rights.

(c)	Long positions in the shares of TOM Group (associated corporation within the meaning of SFO)

Number of shares of TOM Group

Name of Directors	Capacity	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Approximate percentage of shareholding

Sing Wang	Interest of a
(Note 1)	controlled
	corporation	—	—	5,898,000	—	5,898,000	0.15%
				(Note 2)

Wang Lei	Beneficial
Lei	owner	300,000	—	—	—	300,000	0.01%

Notes:

1.	By virtue of the SFO, Mr. Sing Wang is deemed to be interested in 5,898,000 shares of TOM Group held by Amerinvest Technology Associates I Limited, which is wholly-owned by him.

2.	All the 5,898,000 shares of TOM Group have been pledged as a security against his person loan.

(d)	Rights to acquire shares of TOM Group

Pursuant to the pre-IPO share option plan and/or the share option scheme of TOM Group, certain Directors were granted share options to subscribe for the shares of TOM Group, details of which as at March 31, 2004 were as follows:

Name of Directors	Date of grant	Number of share options outstanding as at March 31, 2004	Option period	Subscription price per share of TOM Group

				HK$

Sing Wang	30/6/2000	3,000,000	30/6/2000–29/6/2010	5.27
	8/8/2000	2,138,000	8/8/2000–7/8/2010	5.30
	7/2/2002	20,000,000	7/2/2002–6/2/2012	3.76
	9/10/2003	38,000,000	9/10/2003–8/10/2013	2.505
Tommei Tong	9/10/2003	15,000,000	9/10/2003–8/10/2013	2.505
Wang Lei Lei	11/2/2000	9,080,000	11/2/2000–10/2/2010	1.78
	9/10/2003	6,850,000	9/10/2003–8/10/2013	2.505
Wu Yun	9/10/2003	200,000	9/10/2003–8/10/2013	2.505

(e)	Short positions in associated corporations

Mr. Wang Lei Lei has as of June 12, 2001 (as supplemented on September 26, 2003) granted an option to a wholly-owned subsidiary of the Company in respect of his 20% (RMB2,200,000) equity interest in Lei Ting Wan Jun whereby such wholly-owned subsidiary of the Company has the right at any time within a period of 10 years commencing from September 26, 2003 (which may be extended for another 10 years at the option of such wholly-owned subsidiary of the Company) to acquire all of Mr. Wang Lei Lei's equity interest in Lei Ting Wan Jun at an exercise price of RMB2,200,000.

Mr. Wang Lei Lei has also as of November 19, 2003 granted an option to a wholly-owned subsidiary of the Company in respect of his 80% (RMB800,000) equity interest in LTWJi whereby such wholly-owned subsidiary of the Company has the right at any time within a period of 10 years commencing from November 19, 2003 (which may be extended for another 10 years at the option of such subsidiary of the Company) to acquire all of Mr. Wang Lei Lei's equity interest in LTWJi at an exercise price of RMB800,000.

Save as disclosed above, none of the Directors or their Associates had, as at March 31, 2004, any interests or short positions in any shares, underlying shares or debentures of, the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to Rule 5.46 of the GEM Listing Rules, to be notified to Company and the Stock Exchange.

Outstanding Share Options

As at March 31, 2004, options to subscribe for an aggregate of 279,675,314 shares of the Company which were granted to certain continuous contract employees of the Group (including the Directors as disclosed above) pursuant to the Pre-IPO Share Option Plan were outstanding, details of which were as follows:

Date of grant	No. of share options	No. of employees	Subscription price per share of the Company	Option period* (commencing from date of grant and terminating ten years thereafter)

			HK$

16/2/2004	279,675,314	463	1.50	16/2/2004–15/2/2014

* Those options that have been vested may be exercised within the option period, unless they have been cancelled. Generally, the options are vested in different tranches subject to conditions set out in the option letters.

No option has been granted pursuant to the Share Option Scheme since its adoption.

Interests and Short Positions of Shareholders

As at March 31, 2004, the persons or corporations (not being a Director or chief executive of the Company) who have interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO or have otherwise notified to the Company were as follows:

Name of shareholders	Capacity	No. of shares of the Company held	Approximate percentage of shareholding

Li Ka-shing	Founder of discretionary trusts	2,814,290,244(L)	72.23%
	& interest of controlled	(Note 2)
	corporations
Li Ka-Shing Unity	Trustee & beneficiary of a trust	2,814,290,244(L)	72.23%
Trustee Corporation Limited		(Note 2)
(as trustee of The Li Ka-Shing Unity Discretionary Trust)
Li Ka-Shing Unity		2,814,290,244(L)	72.23%
Trustcorp Limited (as trustee of another discretionary trust)	Trustee & beneficiary of a trust	(Note 2)
Li Ka-Shing Unity Trustee Company Limited	Trustee	2,814,290,244(L)	72.23%
(as trustee of The Li Ka-Shing Unity Trust)		(Note 2)
Cheung Kong (Holdings) Limited	Interest of controlled corporations	2,814,290,244(L)	72.23%
		(Notes 1 and 2)
TOM Group Limited	Beneficial owner	2,800,000,000(L)	71.86%
		(Note 3)

(L) denotes long position

Notes:

(1)	Easterhouse Limited is a wholly-owned subsidiary of Hutchison International Limited, which in turn is a wholly-owned subsidiary of Hutchison Whampoa Limited. Certain subsidiaries of Cheung Kong (Holdings) Limited in turn together hold one-third or more of the issued capital of Hutchison Whampoa Limited.

Romefield Limited is a wholly-owned subsidiary of Sunnylink Enterprises Limited, which in turn is a wholly-owned subsidiary of Cheung Kong Holdings (China) Limited. Cheung Kong Holdings (China) Limited is a wholly-owned subsidiary of Cheung Kong Investment Company Limited, which in turn is a wholly-owned subsidiary of Cheung Kong (Holdings) Limited.

Easterhouse Limited and Romefield Limited together hold more than one-third of the issued share capital of TOM Group Limited, and therefore Cheung Kong (Holdings) Limited is entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of TOM Group Limited. By virtue of the SFO, Cheung Kong (Holdings) Limited is deemed to be interested in the 9,526,833 shares of the Company, 4,763,411 shares of the Company and 2,800,000,000 shares of the Company held by Easterhouse Limited, Romefield Limited and TOM Group Limited respectively.

(2)	Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited. Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited.

In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”) as trustee of The Li Ka-Shing Unity Discretionary Trust (“DT1”) and Li Ka-Shing Unity Trustcorp Limited (“TDT2”) as trustee of another discretionary trust (“DT2”). Each of TDT1 and TDT2 hold units in The Li Ka-Shing Unity Trust.

By virtue of the SFO, Mr. Li Ka-shing, being the settlor and may being regarded as a founder of each of DT1 and DT2 for the purpose of the SFO, Li Ka-Shing Unity Trustee Corporation Limited, Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited and Cheung Kong (Holdings) Limited are all deemed to be interested in the 9,526,833 shares of the Company, 4,763,411 shares of the Company and 2,800,000,000 shares of the Company held by Easterhouse Limited, Romefield Limited and TOM Group Limited respectively.

(3)	Pursuant to a securities lending agreement dated March 9, 2004, TOM Group Limited has lent 150,000,000 shares of the Company to a financial institution.

Save as disclosed above, as at March 31, 2004, the Directors are not aware of any other person or corporation having an interest or short position in the shares and underlying shares of the Company representing 5% or more of the issued share capital of the Company.

Competing Interests

(a)	Directors

Mr. Frank Sixt and Mrs. Susan Chow, the Chairman of the Company and the alternate Director to Mr. Frank Sixt respectively, are executive directors of HWL, Cheung Kong Infrastructure Holdings Limited (“CKI”) and Hutchison Global Communications Holdings Limited (“HGCH”) and directors of certain of their respective Associates (collectively referred to as “HWI Group”, “CKI Group” and “HGCH Group” respectively). Mr. Frank Sixt is also a non-executive director of CKH and director of certain of its Associates (collectively referred to as “CKH Group”). HWL Group is engaged in e-commerce and general information portals. Both the CKH Group and the CKI Group are engaged in information technology, e-commerce and new technology. HGCH Group is engaged in systems integration and development of software and computer network systems. The Directors believe that there is a risk that such businesses may compete with those of the Group.

Mr. Sing Wang, a non-executive Director, holds 4.55% of the equity interest in (“Yabuy Online”) whose main business consists of the operation of yabuy.com, an online auction website in the PRC. The Directors believe that there is a risk that the business of Yabuy Online may compete with those of the Group.

Mr. Gordon Kwong, an independent non-executive Director, owns a 3.7% interest in ChinaHR.com Corp, which is a company in the PRC that engages in online job search. He is also an independent non-executive director of Quam Limited, which is an internet company that mainly deals with financial services. The Directors believe that there is a risk that such businesses may compete with those of the Group.

(b)	Management shareholder

Cranwood, an initial management shareholder of the Company, has a wholly-owned subsidiary, Beijing ChinaCare e-Med Limited (“ChinaCare”) whose main business consists of healthcare related information technology, information and consulting services. ChinaCare had entered into a content provision agreement with LTWJi. The Directors are of the view that the provisions of IVR-related content by ChinaCare to LTWJi under the agreement is complementary to, and not in competition with, the business of provision of IVR services by LTWJi. The provision of IVR-related content by ChinaCare will only be in competition with LTWJi's business if ChinaCare provides such content to other IVR services providers in the PRC. In this regard, Cranwood has undertaken (“Undertaking”), inter alia, to Bright Horizon Enterprises Limited (a wholly-owned subsidiary of the Company) that the companies controlled by Cranwood will not in the PRC provide IVR-related content to competitors of the Company and its subsidiaries.

Cranwood wholly owns the entire equity interest in Mindworks Limited (“Mindworks”) whose main business consists of publishing and provision of mobile content products. As noted above, Cranwood has given the Undertaking.

Save as disclosed above, none of the Directors or the management shareholder of the Company (as defined under the GEM Listing Rules) or their respective Associates have any interests in a business, which competes or may compete with the business of the Group.

Audit Committee

The Company has established an audit committee in February 2004 in accordance with the GEM Listing Rules, which reviews the internal accounting procedures and considers and report to the board of directors of the Company with respect to other auditing and accounting matters, including selection of independent auditors, the scope of annual audits, fees to be paid to the independent auditors and the performance of the independent auditors. The audit committee comprises two independent non-executive Directors, namely Mr. Gordon Kwong and Mr. Ma Wei Hua.

Sponsors' Interest

The interests of the Company's joint sponsors, Citigroup and Morgan Stanley in the share capital of the Company as at March 31, 2004 is summarised below:

Citigroup's employees	—	none
(excluding directors)

Citigroup's directors	—	none

Citigroup and its associates	—	62,376,840 shares (represents ordinary shares and ordinary
share equivalents relating to ADRs)

Morgan Stanley's employees	—	none
(excluding directors)

Morgan Stanley's directors	—	none

Morgan Stanley and its associates	—	2,928,680 shares (represents ordinary shares and ordinary share equivalents relating to ADRs)

Pursuant to the sponsorship agreement dated March 1, 2004 entered into between the Company, Citigroup and Morgan Stanley, Citigroup and Morgan Stanley have been appointed as the joint sponsors of the Company as required under the GEM Listing Rules at a fee from March 11, 2004 to December 31, 2006.

As at March 31, 2004, other than disclosed above, neither Citigroup and Morgan Stanley nor their respective directors, employees or associates (as referred to in Note 3 to rule 6.35 of the GEM Listing Rules) had any interest in the securities of the Company, including options or rights to subscribe for such securities, other than (a) pursuant to a securities lending agreement dated March 9, 2004 entered into between TOM Group and Morgan Stanley & Co. International Limited whereby Morgan Stanley & Co. International Limited borrowed shares of the Company to cover over-allocations under the placing of shares of the Company, and (b) shares held by Citigroup and/or Morgan Stanley's respective brokerage and asset management operations on behalf of customers.

Purchase, Sale or Redemption of Securities

During the three months ended March 31, 2004, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed shares.